HypoVereinsbank

04046260

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC1IR - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SUPPL

Munich, November 11th, 2004

Hypotheken Und Wechsel Bank

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Interim Report as per 30. September 2004
- Investor Relations Release dated November 4th, 2004 commenting on HVB Group's nine-month results 2004
- Investor Relations Release dated October 28th, 2004 commenting on HVB Group's plans to takeover a part of the corporate customer portfolio of ING BHF-BANK
- Investor Relations Release dated October 28th, 2004 commenting on the cash compensation for VuW shareholders

You will receive the items listed above in the both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

By: N. Ropeter
Name: Natascha Ropeter
Title: IR Manager

dlw 11/30

Enclosure

82-3777

INVESTOR RELATIONS RELEASE OCTOBER 28, 2004

HVB Group plans takeover of a part of the corporate customer portfolio of ING BHF-BANK

- **Up to 1,400 German mid-sized corporate customers of ING BHF-BANK with high business potential for HVB core products**
- **Good credit quality, broad industry diversification**
- **Increase in market share in strategically important regions**
- **Further boost to strong market position in the corporate customer business**

The HVB Group intends to take over a loan portfolio of mid-sized German corporate customers from ING BHF-BANK. The parties have signed a respective Memorandum of Understanding and agreed to observe confidentiality regarding the takeover price.

HVB Group thereby gains access to approx. 1,400 new corporate customers. Aggregate lendings to these customers are in the amount of approx. €2.0 billion. The HVB Group subjected the portfolio to a stringent due diligence exercise. It is characterized by a good rating structure and does not include any problem exposures.

"The takeover of the portfolio of ING BHF-BANK gives us an excellent opportunity to attract new customers in different industries and increase our market share in some German federal states. This shows our sustained commitment to the German mid-sized corporates," says Michael Mendel, member of the HVB Group Management Board in charge of the business segment Germany. "The majority of these customers are located in the economically highly attractive regions North-Rhine Westphalia, the Rhine-Main area and Berlin."

The portfolio fits very well into HVB Group's target customer structure. To date, almost half of all these customers have predominantly used deposit and commission-based products. With this takeover, HVB Group is obtaining lucrative target customers with high business potential for its core products.

The HVB Group has successfully positioned itself in the German corporate banking market as a leading financial partner of mid-sized corporates. In Germany, the aggregate loan volume of HVB AG in this segment is in the amount of app. €54.2 billion. The bank possesses highly competitive advisory and structuring competence as well as excellent capital market product expertise. The transaction is to be fully completed during the first half of 2005.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

82-3777

INVESTOR RELATIONS RELEASE **28. OKTOBER 2004**

HVB Group plant Übernahme eines Teils des Firmenkundenportfolios der ING BHF-BANK

- **Bis zu 1.400 mittelständische deutsche Firmenkunden der ING BHF-BANK mit hohem Geschäftspotenzial für HVB-Kernprodukte**
- **Gute Kreditqualität, breite Branchendiversifizierung**
- **Steigerung des Marktanteils in strategisch wichtigen Regionen**
- **Weiterer Ausbau der starken Marktstellung im Firmenkundengeschäft**

Die HVB Group beabsichtigt, ein Kreditportfolio mittelständischer deutscher Firmenkunden von der ING BHF-BANK zu übernehmen. Beide Parteien haben hierzu ein Memorandum of Understanding unterzeichnet und gleichzeitig vereinbart, über den Übernahmepreis Stillschweigen zu bewahren.

Die HVB Group erhält damit Zugang zu rund 1.400 neuen Firmenkunden. Das Kreditvolumen beläuft sich auf ca. 2,0 Mrd. €. Die HVB Group hat das Portfolio einer eingehenden Due diligence unterzogen. Das Portfolio zeichnet sich durch eine gute Rating-Struktur aus und beinhaltet keine Problemengagements.

"Die Übernahme des Portfolios der ING BHF-BANK eröffnet uns eine exzellente Möglichkeit, Neukunden in verschiedenen Branchen zu gewinnen und unseren Marktanteil in einigen Bundesländern zu steigern. Sie zeigt damit auch unser klares Bekenntnis zum deutschen Mittelstand", sagt Michael Mendel, der im Konzern-Vorstand der HVB Group das Geschäftsfeld Deutschland leitet. "Der Großteil der Kunden hat seinen Sitz in den wirtschaftlich sehr attraktiven Regionen Nordrhein-Westfalen, Rhein-Main-Gebiet und Berlin."

Das Portfolio fügt sich sehr gut in die Zielkundenstruktur der HVB ein. Nahezu die Hälfte der Kunden nutzten bislang vornehmlich Passiv- oder Dienstleistungsprodukte. Die HVB Group

kann sich auf diesem Weg lukrative Zielkunden mit einem hohem Geschäftspotenzial für ihre Kernprodukte erschließen.

Die HVB Group hat sich im deutschen Firmenkundengeschäft erfolgreich als führender Finanzpartner mittelständischer Kunden positioniert. Das Kreditengagement der HVB AG in diesem Segment beläuft sich auf rund 54,2 Milliarden Euro in Deutschland. Die Bank verfügt über eine im Wettbewerb ausgezeichnete Beratungs- und Strukturierungskompetenz sowie eine hohe Expertise bei Kapitalmarktprodukten. Die Transaktion soll spätestens in der ersten Jahreshälfte 2005 vollständig abgeschlossen sein.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

82-3777

INVESTOR RELATIONS RELEASE **OCTOBER 28, 2004**

Cash compensation for VuW shareholders increased to EUR 26.65 per share

HypoVereinsbank (HVB) has increased the cash compensation for the minority shareholders of Vereins- und Westbank AG (VuW) from EUR 25 to EUR 26.65. This is the result of a settlement between those VuW shareholders filing legal action against the transfer resolution, VuW and HVB. Investors will be informed about transaction details by their custodian banks in the next few days.

With all legal actions against the transfer resolution having been withdrawn, it will now be possible to record the transfer resolution in VuW's Commercial Register entry within the next few days. This will make HVB the legal owner of the 2.79 million VuW shares hitherto held by minority shareholders. The already announced intragroup merger of Vereins- und Westbank with HypoVereinsbank will be implemented within the next few weeks.

In March 2004, HVB increased its stake in VuW to more than 95 percent, announcing its intention to squeeze-out the minority shareholders. The transfer resolution was passed at an extraordinary general meeting of VuW shareholders on June 24, 2004.

The integration will strengthen HVB Group's sales operations and optimize its organizational structure in Germany. Once the transaction has been completed, HypoVereinsbank AG will serve approximately 3.3 million customers at 640 branches in Germany. Following the integration, HypoVereinsbank will have around 23,000 employees in Germany.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

82-3777

INVESTOR RELATIONS RELEASE **28. OKTOBER 2004**

Barabfindung für VuW-Aktionäre auf 26,65 Euro/Aktie erhöht

Die HypoVereinsbank (HVB) erhöht die Barabfindung für die Minderheitsaktionäre der Vereins- und Westbank AG (VuW) von 25,-- Euro auf 26,65 Euro. Dies ist das Ergebnis eines Vergleichs zwischen jenen Aktionären der VuW, die gegen den Übertragungsbeschluss Klage erhoben hatten, der VuW und der HVB. Über die Abwicklung informieren die Depotbanken die Anleger in den kommenden Tagen.

Nachdem nun sämtliche gegen den Übertragungsbeschluss erhobenen Klagen zurückgenommen sind, kann der Übertragungsbeschluss in den nächsten Tagen in das Handelsregister der VuW eingetragen werden. Damit gehen die rund 2,79 Millionen Aktien der Minderheitsaktionäre der VuW kraft Gesetzes auf die HVB über. Die bereits angekündigte konzerninterne Verschmelzung der Vereins- und Westbank auf die HypoVereinsbank wird in den nächsten Wochen erfolgen.

Im März 2004 hatte die HVB ihren Anteil an der VuW auf mehr als 95 Prozent erhöht und den Ausschluss der Minderheitsaktionäre angekündigt (squeeze-out-Verfahren). Der Übertragungsbeschluss war auf einer außerordentlichen Hauptversammlung der VuW am 24. Juni 2004 gefasst worden.

Mit der Integration stärkt die HVB Group den Vertrieb und optimiert ihre Organisationsstruktur in Deutschland. Nach Vollzug wird die HypoVereinsbank in Deutschland rund 3,3 Millionen Kunden in 640 Geschäftsstellen betreuen. Die HypoVereinsbank beschäftigt nach der Integration in Deutschland rund 23.000 Mitarbeiter.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de ☎ +49-89-378 27602
Jens.Brueckner@hvb.de ☎ +49-89-378 21935
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Natascha.Ropeter@hvb.de ☎ +49-89-378 26024
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

HVB Group

82-3777

INVESTOR RELATIONS RELEASE **NOVEMBER 4, 2004**

Nine-month results 2004: HVB Group's operating business stands up well in the third quarter

- **Upward trend in net interest income (€ 1,443 million) clearly confirmed in the third quarter; stable net commission income (€ 691 million)**
- **Administrative expenses (€ 1,563 million) and loan loss provisions (€ 459 million) fully in line with expectations**
- **Operating profit (€ 249 million) reflects lower trading profit (€ 111 million)**
- **Pre-tax profit of € 108 million; net profit of € 6 million**
- **Operating earnings trend after nine months clearly improved compared to the previous year: operating profit (€ 898 million) +43.7%**
- **HVB Group expects to reach only part of its 2004 target ranges**

Today, HVB Group presents its interim report at September 30, 2004. To enhance comparability, we have adjusted the previous year's figures for the current income and expenses of the disposed companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei, the disposal gain for norisbank, the effects of the contractual trust arrangement (CTA), defined non-recurrent effects resulting from valuation measures on AfS securities, and the risk shelter. The results for the first nine months of 2003 did not include the disposal gain for Bank von Ernst.

Overall, HVB Group recorded robust operating performance in the third quarter. Net interest income after adjustment for seasonal and one-off effects increased over the previous quarter, net commission income maintained the level of the second quarter. The trend in administrative expenses and loan loss provisions confirmed the expectations. Due to lower trading profit, total operating revenues and, by extension, operating profit declined compared to the previous quarter. However, the operating profit after nine months already reached the adjusted full-year level of fiscal 2003.

Dieter Rampl, Board Spokesman of HVB Group, comments: "We recorded good operating performance across the board in the third quarter. We are making noticeable progress in our revenue initiatives, especially with respect to net interest income. Admittedly, we must be prepared for reaching only part of our ambitious target ranges for full-year 2004, mainly because of weaker-than-anticipated trading profit. However, what counts above all for us is the fact that we have further improved our earnings quality and will generate a significant year-on-year increase in operating profit at the end of the year. The bank is clearly on the right track."

Detailed breakdown of the results:

Net interest income – including non-recurrent effects of € 33 million – came to € 1,443 million in the third quarter, compared to € 1,453 million in the second quarter. The previous quarter was favorably influenced by seasonal and one-off effects totaling € 75 million. After adjustment for these effects, net interest income increased by 2.3%. This confirms the sustainable effective earnings improvement. After nine months, net interest income amounted to € 4,181 million, which is 0.1% above the previous year's figure (€ 4,175 million).

Net commission income came to € 691 million in the third quarter and was thus in line with the performance recorded in the second quarter (€ 692 million). At € 2,084 million after nine months, it exceeded the prior-year level (€ 1,966 million) by 6.0%. In an unfavorable capital market environment, trading profit stood at € 111 million, falling short of the prior-quarter level (€ 182 million). The result at the end of September thus amounts to € 555 million, which is 21.5% below the prior-year level (€ 707 million).

Compared to the second quarter (€ 22 million), the balance of other operating income and expenses increased to € 26 million. In a year-on-year comparison, the balance stood at € 117 million, which is 31.5% above the prior-year level (€ 89 million). In the third quarter, total operating revenues declined 3.3%, to € 2,271 million, compared to the previous quarter (€ 2,349 million). After nine months, total operating revenues stood at € 6.937 million, which is exactly in line with the prior-year level.

At € 1,563 million, administrative expenses edged down slightly in the third quarter (Q2: € 1,571 million). In a nine-month comparison, administrative expenses of € 4,676 million were 1.6% above the prior-year level (€ 4,603 million). The cost-income ratio came to 67.4% at the end of September (12/03 adjusted: 65.8%, 06/04: 66.7%).

At the mid-year mark, HVB Group already had reduced its risk provisioning expectation for full-year 2004 significantly compared to the originally anticipated level of € 1,940 million. Because the full-year projection is posted on a pro-rata basis in the individual quarters, the stand-alone figure for the second quarter declined to € 419 million compared to the first quarter (€ 485 million). After nine months, HVB anticipated full-year risk provisions of € 1,818 million – a figure that was virtually unchanged compared to the projection at the end of June. In line with the pro-rata recognition, risk provisioning thus came to € 459 million in the third quarter and was in line with expectations. At the end of September, loan loss provisions came to € 1,363 million – a significant decline of 20.2% versus the previous year (€ 1,709 million).

At € 249 million, operating profit in the third quarter was below the level recorded in the previous quarter (€ 359 million). At the end of September, the operating profit of € 898 million increased significantly, by 43.7%, compared to the prior-year level (€ 625 million). After nine months, too, HVB Group thus clearly underscored the noticeable improvement in its operating performance compared to the prior-year level, with operating profit already reaching the full-year level of fiscal 2003 at the end of September.

In the third quarter, net income from investments amounted to € -16 million. At the end of September, it stood at € 123 million. Expenses for the amortization of goodwill came to € 39 million in the third quarter and € 116 million in the first nine months. The balance of other income and expenses of € -86 million in the third quarter and € -262 million at the end of September included pro-rata risk sheltering for Hypo Real Estate Group, which can amount to a maximum of € 130 million in the current year. A pro-rata share of € 98 million was taken into account in the first nine months of 2004. In addition, this item also includes absorbed losses for companies attributable to the Workout Real Estate segment.

Pre-tax profit amounted to € 108 million in the third quarter, thus falling short of the level recorded in the second quarter (€ 336 million), which benefited considerably from disposal gains. At € 643 million in the first nine months, it was 72.4% above the level recorded in the previous year (€ 373 million). After taxes and minority interests, HVB Group generated a net profit of € 6 million in the third quarter, compared to € 155 million in the previous quarter. The net profit for the first nine months was € 214 million, compared to € 16 million in same period of the previous year.

2004 target ranges

After nine months, HVB Group has partially reached its pro-rata target ranges due to the positive trend in administrative expenses, which was in line with expectations, and the trend in loan-

loss provisions, which was more favorable than had been anticipated at the beginning of the year. A significant improvement in the macroeconomic environment and the situation in the capital markets does not seem likely in the remainder of the year. HVB Group has to be prepared for not fully achieving the full-year target ranges for operating revenues, operating profit and the cost-income ratio, with the weaker-than-anticipated trend in trading profit playing a particular role in this respect. However, HVB Group will significantly exceed its 2003 operating profit (€ 896 million) at the end of the year.

HVB Group in € million	**Target 2004**	**01/01/ - 09/30/2004e**	**01/01/ - 09/30/2004**
Total operating revenues in € million [1]	9,600 - 10,000	7,190 – 7,490	6,937
Administrative expenses in € million	6,100 - 6,300	4,575 – 4,725	4,676
Loan loss provisions in € million	1,900 - 2,100	1,425 – 1,575	1,363
Operating profit in € million	1,400 -1,700	1,040 – 1,265	898
Cost-income ratio in %	63 - 65	63 - 65	67.4

Segment reporting

The Germany business segment generated an operating profit of € 67 million after nine months. The previous year's level of € 247 million benefited from the disposal gain for norisbank. In addition, it must be taken into account that the positive overall results from the deconsolidated companies norisbank, Bank von Ernst and BethmannMaffei as well as the effects from the contractual trust agreement (CTA) are missing in 2004. On an adjusted basis, operating profit was boosted significantly, by € 164 million, compared to the previous year. This includes the disposal gain for BethmannMaffei of approximately € 56 million realized in the first quarter.

In the Austria&CEE business segment, operating profit surged noticeably, by 82% to € 534 million, compared to the first nine months of the previous year. This was not only attributable to a 9% increase in operating revenues, which was accompanied by stable administrative expenses, but also to a 9% reduction in loan-loss provisions.

An unfavorable capital market environment burdened the Corporates & Markets business segment. After nine months, the earnings trend was characterized by declining operating revenues.

[1] 01/01/ - 30/09/2004e: including interest income from the capital increase and from a reduction in shareholdings of € 140 million during the April-December period of 2004 (pro-rata)

Apart from a reduction in net interest income, this is also due to a decline in trading profit resulting from the lacklustre trend in the third quarter. Despite a significant reduction in loan loss provisions and virtually stable administrative expenses, the segment's operating profit thus declined by 28%.

Risk assets and capital ratios

At September 30, 2004, risk weighted assets compliant with BIS rules amounted to € 241.3 billion. This is € 0.5 billion less than at the end of the previous year. Compared to December 31, 2003, the core capital ratio improved from 5.9% to 7.2% due to the capital increase, and the equity funds ratio rose from 9.7% to 11.3%.

The interim report for the period ending September 30, 2004, and the presentation will be available for download from our website at http://www.hvbgroup.com/ir.

FINANCIAL HIGHLIGHTS

HVB Group	1/1-9/30/2004	2003
Key indicators (in %)		
Return on equity after taxes (excl. amortization of goodwill)	3.4	-11.2
Return on equity after taxes	2.2	-19.7
Return on equity before taxes (excl. amortization of goodwill)	6.5	-6.9
Return on equity before taxes	5.5	-14.6
Cost-income ratio (based on operating revenues)	67.4	63.0
Ratio of net commission income to operating revenues	30.0	27.6
Earnings	**1/1-9/30/2004**	**1/1-9/30/2003**
Operating profit (in € m)	898	969
Profit/Loss (in € m)	214	(30)
Earnings per share (excl. amortization of goodwill in €)	0.49	0.24
Earnings per share (in €)	0.32	(0.06)
Balance sheet figures (in € bn)	**9/30/2004**	**12/31/2003**
Total assets	460.5	479.5
Total lending volume	329.1	338.3
Shareholders' equity	13.2	10.3
Key capital ratios compliant with the BIS	**9/30/2004**	**12/31/2003**
Core capital (in € bn)	17.5	14.4
Equity funds (in € bn)	29.7	25.6
Risk assets (in € bn)	241.3	241.8
Core capital ratio (in %)	7.2	5.9
Equity funds ratio (in %)	11.3	9.7

Share information	**1/1-9/30/2004**	**2003**
Share price: Reporting date (in €)	15.46	17.62[1)]
High (in €)	21.13	19.26[1)]
Low (in €)	12.86	5.47[1)]
Market capitalization (in € bn)	11.6	9.8[2)]
	9/30/2004	**12/31/2003**
Employees	57,973	60,214
Branch offices	2,055	2,062

1) HVB share price adjusted for subscription right discount.

2) before capital increase

QUARTERLY OVERVIEW

in € m	3. Quarter 2004	2. Quarter 2004	1. Quarter 2004
Net interest income	1,443	1,453	1,285
Provisions for losses on loans and advances	459	419	485
Net interest income after provisions for losses on loans and advances	984	1,034	800
Net commission income	691	692	701
Trading profit	111	182	262
General administrative expenses	1,563	1,571	1,542
Balance of other operating income and expenses	26	22	69
Operating profit (loss)	**249**	**359**	**290**
Net income from investments	(16)	120	19
Amortization of goodwill	39	39	38
Balance of other income and expenses	(86)	(104)	(72)
Profit (loss) from ordinary activities/pre-tax profit	**108**	**336**	**199**
Taxes on income	38	111	88
Net profit (loss)	**70**	**225**	**111**
Minority interest in net income (loss)	(64)	(70)	(58)
Net profit (loss) adjusted for minority interest	**6**	**155**	**53**
for information: sum of operating revenues	**2,271**	**2,349**	**2,317**

INCOME STATEMENT from January 1 to September 30, 2004
(adjusted previous year's figures [1])

in € m	1/1/-9/30/ 2004	1/1/-9/30/ 2003 [1]	Change in € m	Change in %
Net interest income	4,181	4,175	+6	+0.1
Provisions for losses on loans and advances	1,363	1,709	(346)	-20.2
Net interest income after provisions for losses on loans and advances	2,818	2,466	+352	+14.3
Net commission income	2,084	1,966	+118	+6.0
Trading profit	555	707	(152)	-21.5
General administrative expenses	4,676	4,603	+73	+1.6
Balance of other operating income and expenses	117	89	+28	+31.5
Operating profit (loss)	**898**	**625**	**+273**	**+43.7**
Net income from investments	123	(17)	+140	
Amortization of goodwill	116	160	(44)	-27.5
Balance of other income and expenses	(262)	(75)	(187)	>-100.0
Profit (loss) from ordinary activities/pre-tax profit	**643**	**373**	**+270**	**+72.4**
Taxes on income	237	228	+9	+3.9
Net profit (loss)	**406**	**145**	**+261**	**>+100.0**
Minority interest in net income (loss)	(192)	(129)	(63)	-48.8
Net profit (loss) adjusted for minority interest	**214**	**16**	**+198**	**>+100.0**
for information: sum of operating revenues	6,937	6,937	+0	0.0

1) The previous year's figures have been adjusted for the disposal gain of norisbank, the current income and expenses of the de-consolidated norisbank, Bank von Ernst, Bankhaus BethmannMaffei, CTA effects and defined one-off effects from impairment of AfS-Securities and risk shelter.

CONSOLIDATED BALANCE SHEET at September 30, 2004

Assets in € m	**9/30/2004**	**12/31/2003**	**Change in € m**	**in %**
Cash reserves	5,573	5,708	(135)	-2.4
Assets held for trading purposes	75,177	80,462	(5,285)	-6.6
Placements with, and loans and advances to, other banks	50,698	52,842	(2,144)	-4.1
Loans and advances to customers	278,263	283,525	(5,262)	-1.9
Write-downs on loans and advances	(11,568)	(11,361)	(207)	-1.8
Investments	47,607	53,000	(5,393)	-10.2
Property, plant and equipment	2,893	3,001	(108)	-3.6
Intangible assets	2,658	2,721	(63)	-2.3
Other assets	9,162	9,557	(395)	-4.1
Total assets	**460,463**	**479,455**	**(18,992)**	**-4.0**

Shareholders' Equity and Liabilities in € m	**9/30/2004**	**12/31/2003**	**Change in € m**	**in %**
Deposits from other banks	97,173	112,964	(15,791)	-14.0
Amounts owed to other depositors	144,693	140,312	4,381	3.1
Promissory notes and other liabilities evidenced by paper	117,775	122,728	(4,953)	-4.0
Liabilities held for trading purposes	51,052	55,233	(4,181)	-7.6
Provisions	6,827	6,847	(20)	-0.3
Other liabilities	8,816	9,400	(584)	-6.2
Subordinated capital	18,388	19,183	(795)	-4.1
Minority interest	2,508	2,476	32	1.3
Shareholders' equity	13,231	10,312	2,919	28.3
Subscribed capital	2,252	1,609	643	40.0
Additional paid-in capital	11,612	9,295	2,317	24,9
Retained earnings	--	–	–	--
Reserves from currency – and other changes	49	(40)	89	
Change in valuation of financial instruments	(896)	(552)	(344)	-62.3
AfS reserve	(168)	326	(494)	
Hedge reserve	(728)	(878)	150	17.1
Consolidated profit 2003	--	--	--	--
Profit/loss 1/1-9/30	214	--	214	+100.0
Total shareholders' equity and liabilities	**460,463**	**479,455**	**(18,992)**	**-4.0**

SEGMENT REPORTING
OPERATING PERFORMANCE BY SEGMENT from January 1 to September 30, 2004

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group
Net interest income						
1/1-9/30/2004	2,043	1,579	668	(11)	(98)	4,181
1/1-9/30/2003	2,259	1,421	1,012	(10)	(275)	4,407
Provisions for losses on loans and advances						
1/1-9/30/2004	916	319	49	80	(1)	1,363
1/1-9/30/2003	1,032	352	313	45	7	1,749
Net commission income						
1/1-9/30/2004	884	911	282	-	7	2,084
1/1-9/30/2003	929	820	319	(1)	-	2,067
Trading profit (loss)						
1/1-9/30/2004	1	43	495	-	16	555
1/1-9/30/2003	3	82	584	-	40	709
General administrative expenses						
1/1-9/30/2004	2,057	1,678	913	6	22	4,676
1/1-9/30/2003	2,232	1,682	902	21	(1)	4,836
Balance of other operating income and expenses						
1/1-9/30/2004	112	(2)	23	(2)	(14)	117
1/1-9/30/2003	320	5	4	(4)	46	371
Operating profit (loss)						
1/1-9/30/2004	67	534	506	(99)	(110)	898
1/1-9/30/2003	247	294	704	(81)	(195)	969

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group
Net income from invest-ments						
1/1-9/30/2004	(11)	(24)	(27)	-	185	123
1/1-9/30/2003	(4)	30	(6)	-	(78)	(58)
Amortization of goodwill						
1/1-9/30/2004	16	63	30	-	7	116
1/1-9/30/2003	14	97	46	-	3	160
Balance of other income and expenses						
1/1-9/30/2004	(6)	(2)	(1)	(156)	(97)	(262)
1/1-9/30/2003	(8)	(1)	(3)	(56)	(353)	(421)
Profit (loss) from ordinary activities/Pre-tax profit						
1/1-9/30/2004	34	445	448	(255)	(29)	643
1/1-9/30/2003	221	226	649	(137)	(629)	330
of which: Bank Austria Group						
1/1-9/30/2004		445	77		(23)	499
1/1-9/30/2003		226	51		14	291

KEY RATIOS, BY BUSINESS SEGMENTS

in %	Germany	Austria / CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	HVB Group
Cost-income-ratio (based on operating revenues)						
1/1-9/30/2004	67.7	66.3	62.2	--	--	67.4
1/1-9/30/2003	63.6	72.3	47.0	--	--	64.0
1/1-12/31/2003	62.6	71.6	44.5	--	--	63.0
Return on equity before taxes, net of amortization of goodwill 2)						
1/1-9/30/2004	1.0	15.7	17.1	--	--	6.5
1/1-9/30/2003	4.2	16.5	24.3	--	--	-6.9
Return on equity before taxes 2)						
1/1-9/30/2004	0.7	13.7	16.0	--	--	5.5
1/1-9/30/2003	3.9	-7.3	15.2	--	--	-14.6
Return on equity after taxes, net of amortization of goodwill 3)						
1/1-9/30/2004	0.7	8.8	13.1	--	--	3.4
1/1-9/30/2003	3.6	8.2	22.8	--	--	-11.2
Return on equity after taxes 3)						
1/1-9/30/2004	0.3	6.5	11.8	--	--	2.2
1/1-9/30/2003	3.3	-17.9	12.8	--	--	-19.7

1) The ratios for the "Real Estate Workout" segment are not economically meaningful.

2) Pre-tax profit and pre-tax profit after adjustment for goodwill amortization in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments) including minority interests.

3) Net profit/loss and net profit/loss after adjustment for goodwill amortization in relation to the average shareholders' equity posted in the balance sheet (excluding valuation changes of financial instruments)

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@ hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@ hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@ hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements, They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events,

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement, Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

82-3777

INVESTOR RELATIONS RELEASE **4. NOVEMBER 2004**

Neun-Monats-Ergebnis 2004: HVB Group im dritten Quartal operativ gut behauptet

- **Im dritten Quartal Aufwärtstrend beim Zinsüberschuss (1.443 Mio €) klar bestätigt, stabiler Provisionsüberschuss (691 Mio €)**
- **Verwaltungsaufwendungen (1.563 Mio €) und Kreditrisikovorsorge (459 Mio €) voll im Rahmen der Erwartungen**
- **Betriebsergebnis (249 Mio €) spiegelt niedrigeres Handelsergebnis (111 Mio €) wider**
- **Ergebnis vor Steuern 108 Mio €, Gewinn 6 Mio €**
- **Nach neun Monaten operativer Ergebnistrend gegenüber Vorjahr deutlich verbessert: Betriebsergebnis (898 Mio €) +43,7%**
- **HVB Group rechnet mit nur teilweisem Erreichen der Zielbandbreiten 2004**

Die HVB Group legt heute ihren Zwischenbericht zum 30. September 2004 vor. Zur besseren Vergleichbarkeit wurden die Vorjahreszahlen um die laufenden Aufwendungen und Erträge der veräußerten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei, um den Veräußerungsgewinn für die norisbank, um die Effekte aus dem Contractual Trust Arrangement (CTA), um definierte Sondereffekte aus Bewertungsmaßnahmen bei AfS-Wertpapieren sowie um den Risikoschirm bereinigt. Der Veräußerungsgewinn für die Bank von Ernst war im Vorjahresergebnis der ersten neun Monate nicht enthalten.

Die HVB Group verzeichnete im dritten Quartal eine insgesamt robuste operative Entwicklung. Der Zinsüberschuss legte bereinigt um Saison- und Einmaleffekte gegenüber dem Vorquartal zu, der Provisionsüberschuss konnte das Niveau des zweiten Quartals halten. Die Entwicklung von Verwaltungsaufwendungen und Risikovorsorge bestätigte die Erwartungen. Infolge eines schwächeren Handelsergebnisses gingen die gesamten operativen Erträge und damit auch das Betriebsergebnis im Quartalsvergleich zurück. Nach neun Monaten erreichte das Betriebsergebnis jedoch bereits den bereinigten Wert des Gesamtjahres 2003.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Wir haben im dritten Quartal operativ durchweg gut abgeschnitten. Mit unseren Ertragsinitiativen kommen wir gerade beim Zinsüberschuss spürbar voran. Zwar müssen wir damit rechnen, unsere ambitionierten Zielbandbreiten für das Gesamtjahr 2004 vor allem infolge eines schwächer als erwarteten Handelsergebnisses nur teilweise erreichen zu können. Für uns zählt aber in erster Linie, dass wir unsere Ergebnisqualität weiter erhöht haben und zum Jahresende eine deutliche operative Ergebnissteigerung gegenüber dem Vorjahr erzielen werden. Die Bank ist klar auf dem richtigen Weg."

Die Ergebnisse im Einzelnen:

Der Zinsüberschuss lag – einschließlich Einmaleffekten in Höhe von 33 Mio € - im dritten Quartal bei 1.443 Mio €, gegenüber 1.453 Mio € im zweiten Quartal. Das Vorquartal war von Saison- und Einmaleffekten im Umfang von 75 Mio € begünstigt. Bereinigt um diese Effekte erhöhte sich der Zinsüberschuss um 2,3%. Damit bestätigt sich die nachhaltig wirksame Ergebnisverbesserung. Nach neun Monaten erreichte der Zinsüberschuss 4.181 Mio €; das sind 0,1% mehr als im Vorjahr (4.175 Mio €).

Der Provisionsüberschuss erreichte im dritten Quartal 691 Mio € und lag damit auf Höhe des Ergebnisses des zweiten Quartals (692 Mio €). Nach neun Monaten übertraf er mit 2.084 Mio € den Vorjahreswert (1.966 Mio €) um 6,0%. In einem ungünstigen Kapitalmarktumfeld konnte das Handelsergebnis den Wert des Vorquartals (182 Mio €) mit 111 Mio € nicht erreichen. Per Ende September erreichte das Ergebnis 555 Mio € und bewegte sich damit um 21,5% unterhalb des Vorjahreswertes (707 Mio €).

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen stieg gegenüber dem zweiten Quartal (22 Mio €) auf 26 Mio €. Im Vorjahresvergleich lag der Saldo mit 117 Mio € um 31,5 % über Vorjahr (89 Mio €). Die gesamten operativen Erträge gingen im Vergleich mit dem Vorquartal (2.349 Mio €) im dritten Quartal um 3,3% auf 2.271 Mio € zurück. Nach neun Monaten lagen die gesamten operativen Erträge mit 6.937 Mio € exakt auf Vorjahreshöhe.

Mit 1.563 Mio € verminderten sich die Verwaltungsaufwendungen im dritten Quartal leicht (Q2: 1.571 Mio €). Im Neun-Monats-Vergleich lag der Verwaltungsaufwand mit 4.676 Mio € um 1,6 % über dem Vorjahr (4.603 Mio €). Die Cost-income-ratio belief sich per Ende September auf 67,4% (12/03 bereinigt: 65,8%, 06/04: 66,7%).

Bereits zum Halbjahr hatte die HVB Group ihre Erwartung bei der Risikovorsorge für das Gesamtjahr 2004 von ursprünglich 1.940 Mio € deutlich gesenkt. Da die Gesamtjahreserwartung jeweils anteilig angesetzt wird, ging der Wert im isolierten zweiten Quartal gegenüber dem ersten Quartal (485 Mio €) auf 419 Mio € zurück. Nach neun Monaten ging die HVB Group gegen-

über dem Halbjahr nahezu unverändert von einer Risikovorsorge von 1.818 Mio € für das Gesamtjahr aus. Entsprechend des anteiligen Ansatzes betrug der Wert für die Risikovorsorge im dritten Quartal 459 Mio € und entwickelte sich damit erwartungsgemäß. Per Ende September war die Risikovorsorge gegenüber dem Vorjahr (1.709 Mio €) deutlich um 20,2% auf 1.363 Mio € rückläufig.

Mit 249 Mio € ging das Betriebsergebnis im dritten Quartal gegenüber dem Vorquartal (359 Mio €) zurück. Per Ende September legte das Betriebsergebnis mit 898 Mio € gegenüber dem Vorjahreswert (625 Mio €) deutlich um 43,7% zu. Damit unterstrich die HVB Group auch nach neun Monaten die im Vergleich zum Vorjahr klar verbesserte operative Entwicklung und erreichte per Ende September beim Betriebsergebnis bereits den Wert des Gesamtjahres 2003.

Im dritten Quartal betrug das Finanzanlageergebnis -16 Mio €. Per Ende September erreichte es 123 Mio €. Der Aufwand für die Abschreibung auf Geschäfts- oder Firmenwerte belief sich nach 39 Mio € im dritten Quartal in den ersten neun Monaten auf 116 Mio €. Im Saldo der übrigen Erträge und Aufwendungen von -86 Mio € im dritten Quartal bzw. -262 Mio € per Ende September ist die Risikoabschirmung für die Hypo Real Estate Group anteilig enthalten, die sich für dieses Jahr auf maximal 130 Mio € belaufen kann. Sie ist in den ersten neun Monaten 2004 mit 98 Mio € berücksichtigt. Darüber hinaus sind in dieser Position auch Verlustübernahmen für Gesellschaften, die dem Segment WIM zugeordnet sind, enthalten.

Das Ergebnis vor Steuern erreichte im dritten Quartal 108 Mio € und blieb damit hinter dem Ergebnis des zweiten Quartals (336 Mio €), das erheblich von Veräußerungsgewinnen begünstigt wurde, zurück. Nach neun Monaten lag es mit 643 Mio € um 72,4 % über dem Vorjahr (373 Mio €). Nach Steuern und Fremdanteilen erzielte die HVB Group einen Gewinn von 6 Mio € im dritten Quartal, gegenüber 155 Mio € im Vorquartal. Der Gewinn betrug nach neun Monaten 214 Mio € gegenüber 16 Mio € im Vorjahr.

Zielbandbreiten 2004

Die HVB Group hat ihre anteiligen Zielbandbreiten nach neun Monaten infolge der bei den Verwaltungsaufwendungen erwartet guten und bei der Kreditrisikovorsorge besser als zu Jahresbeginn geplant verlaufenden Entwicklung zum Teil erreicht. Für den weiteren Jahresverlauf ist keine deutliche Verbesserung der gesamtwirtschaftlichen Bedingungen und der Situation an den Kapitalmärkten zu erwarten. Mit Blick auf das Gesamtjahr ist insbesondere aufgrund der schwächer als erwarteten Entwicklung des Handelsergebnisses damit zu rechnen, dass die Zielbandbreiten bei operativen Erträgen, Betriebsergebnis und Cost-income-ratio nicht mehr ganz zu erreichen sind. Das Betriebsergebnis 2003 (896 Mio €) wird die HVB Group zum Jahresende jedoch deutlich übertreffen.

HVB Group in Mio €	**Planung 2004**	**1.1.- 30.9.2004e**	**1.1.- 30.9.2004**
Gesamte operative Erträge in Mio € [1]	9.600 - 10.000	7.190 – 7.490	6.937
Verwaltungsaufwendungen in Mio €	6.100 - 6.300	4.575 – 4.725	4.676
Kreditrisikovorsorge in Mio €	1.900 - 2.100	1.425 – 1.575	1.363
Betriebsergebnis in Mio €	1.400 -1.700	1.040 – 1.265	898
Cost-Income-Ratio in %	63 - 65	63 - 65	67,4

Erfolgsrechnung nach Geschäftsfeldern

Das Geschäftsfeld Deutschland erzielte nach neun Monaten ein Betriebsergebnis in Höhe von 67 Mio €. Der Vorjahreswert von 247 Mio € war durch den Veräußerungsgewinn der norisbank begünstigt. Ferner ist zu berücksichtigen, dass in 2004 die insgesamt positiven Ergebnisse aus den entkonsolidierten Gesellschaften norisbank, Bank von Ernst und BethmannMaffei sowie die Effekte aus dem CTA fehlen. Auf bereinigter Basis wurde das Betriebsergebnis gegenüber Vorjahr deutlich um 164 Mio € gesteigert. Darin ist der im ersten Quartal erzielte Veräußerungsgewinn BethmannMaffei in Höhe von rund 56 Mio € enthalten.

Im Geschäftsfeld Austria&CEE stieg das Betriebsergebnis gegenüber den ersten neun Monaten des Vorjahres kräftig um 82% auf 534 Mio €. Neben dem Anstieg der operativen Erträge um 9% bei gleichzeitig stabilen Verwaltungsaufwendungen, trug hierzu auch die um 9% reduzierte Kreditrisikovorsorge bei.

Ungünstige Kapitalmarktbedingungen belasteten das Geschäftsfeld Corporates&Markets. Die Ergebnisentwicklung weist nach neun Monaten rückläufige operative Erträge auf. Hierfür ist neben der Reduzierung des Zinsüberschusses auch der Rückgang des Handelsergebnisses aufgrund der schwachen Entwicklung im dritten Quartal verantwortlich. Dadurch ergab sich trotz deutlich rückläufiger Kreditrisikovorsorge bei nahezu stabilen Verwaltungsaufwendungen ein um 28% geringeres Betriebsergebnis.

[1] 1.1.-30.9.2004e: inkl. Zinserträge aus Kapitalerhöhung und aus Abbau von Aktienbeständen von 140 Mio € von April bis Dezember 2004 (anteilig)

Risikoaktiva und Kapitalquoten

Zum 30.9.2004 beliefen sich die Risikoaktiva gemäß BIZ auf 241,3 Mrd. €. Das sind 0,5 Mrd. € weniger als zum Ende des Vorjahres. Gegenüber Jahresende 2003 hat sich durch die Kapitalerhöhung die Kernkapitalquote von 5,9% auf 7,2% und die Eigenmittelquote von 9,7% auf 11,3% verbessert.

Der Zwischenbericht zum 30. September 2004 und die Präsentationsunterlagen werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Financial Highlights

HVB Group	1.1. – 30.9.2004	2003
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	3,4	-11,2
Eigenkapitalrentabilität nach Steuern	2,2	-19,7
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen)	6,5	-6,9
Eigenkapitalrentabilität vor Steuern	5,5	-14,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	67,4	63,0
Anteil Provisionsüberschuss an den operativen Erträgen	30,0	27,6
Erfolgszahlen	**1.1. – 30.9.2004**	**1.1.-30.9.2003**
Betriebsergebnis (in Mio €)	898	969
Gewinn/Verlust (in Mio €)	214	-30
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen in €)	0,49	0,24
Ergebnis je Aktie (in €)	0,32	-0,06
Bilanzzahlen (in Mrd €)	**30.9.2004**	**31.12.2003**
Bilanzsumme	460,5	479,5
Kreditvolumen	329,1	338,3
Bilanzielles Eigenkapital	13,2	10,3
Bankaufsichtsrechtliche Kennzahlen nach BIZ	**30.9.2004**	**31.12.2003**
Kernkapital (in Mrd €)	17,5	14,4
Eigenmittel (in Mrd €)	29,7	25,6
Risikoaktiva (in Mrd €)	241,3	241,8
Kernkapitalquote (in %)	7,2	5,9
Eigenmittelquote (in %)	11,3	9,7

Aktie	**1.1.- 30.9.2004**	**2003**
Börsenkurs : Stichtag (in €)	15,46	17,62 [1)]
Höchststand (in €)	21,13	19,26 [1)]
Tiefststand (in €)	12,86	5,47 [1)]
Börsenkapitalisierung Stichtag (in Mrd €)	11,6	9,8 [2)]
	30.9.2004	**31.12.2003**
Mitarbeiter	57.973	60.214
Geschäftsstellen	2.055	2.062

1) HVB Aktienkurs um Bezugsrechtsabschlag bereinigt
2) vor Kapitalerhöhung

QUARTALSÜBERSICHT

in Mio €	3. Quartal 2004	2. Quartal 2004	1. Quartal 2004
Zinsüberschuss	1.443	1.453	1.285
Kreditrisikovorsorge	459	419	485
Zinsüberschuss nach Kreditrisikovorsorge	984	1.034	800
Provisionsüberschuss	691	692	701
Handelsergebnis	111	182	262
Verwaltungsaufwand	1.563	1.571	1.542
Saldo sonstige betriebliche Erträge/Aufwendungen	26	22	69
Betriebsergebnis	**249**	**359**	**290**
Finanzanlageergebnis	-16	120	19
Abschreibungen auf Geschäfts- oder Firmenwerte	39	39	38
Saldo übrige Erträge/ Aufwendungen	-86	-104	-72
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**108**	**336**	**199**
Ertragsteuern	38	111	88
Ergebnis nach Steuern	**70**	**225**	**111**
Fremdanteile am Ergebnis	-64	-70	-58
Gewinn/Verlust	**6**	**155**	**53**
nachrichtlich: Summe operative Erträge	2.271	2.349	2.317

GEWINN- UND VERLUSTRECHNUNG vom 1. Januar bis 30. September 2004

(Verglichen mit dem um Entkonsolidierungen bereinigten Vorjahr) [1]

in Mio €	1.1. –30.9. 2004	1.1. – 30.9. 2003 [1)]	Veränderung in Mio €	in %
Zinsüberschuss	4.181	4.175	+6	+0,1
Kreditrisikovorsorge	1.363	1.709	-346	-20,2
Zinsüberschuss nach Kreditrisikovorsorge	2.818	2.466	+352	+14,3
Provisionsüberschuss	2.084	1.966	+118	+6,0
Handelsergebnis	555	707	-152	-21,5
Verwaltungsaufwand	4.676	4.603	+73	+1,6
Saldo sonstige betriebliche Erträge/Aufwendungen	117	89	+28	+31,5
Betriebsergebnis	**898**	**625**	**+273**	**+43,7**
Finanzanlageergebnis	123	-17	+140	
Abschreibungen auf Geschäfts- oder Firmenwerte	116	160	-44	-27,5
Saldo übrige Erträge/ Aufwendungen	-262	-75	-187	>-100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	**643**	**373**	**+270**	**+72,4**
Ertragsteuern	237	228	+9	+3,9
Ergebnis nach Steuern	**406**	**145**	**+261**	**>+100,0**
Fremdanteile am Ergebnis	-192	-129	-63	-48,8
Gewinn/Verlust	**214**	**16**	**+198**	**>+100,0**
nachrichtlich: Summe operative Erträge	6.937	6.937	+0	0,0

1) Die Vorjahreszahlen sind um den Veräußerungsgewinn norisbank, um die laufenden Aufwendungen und Erträge der veräußerten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei, den Effekten aus dem Contractual Trust Arrangement (CTA), um definierte Sondereffekte aus Bewertungsmaßnahmen bei AfS-Wertpapieren und um die Aufwendungen aus dem Risikoschirm bereinigt

AKTIVA in Mio €	30.9.2004	31.12.2003	Veränderung in Mio €	 in %
Barreserve	5.573	5.708	-135	-2,4
Handelsaktiva	75.177	80.462	-5.285	-6,6
Forderungen an Kredit-institute	50.698	52.842	-2.144	-4,1
Forderungen an Kunden	278.263	283.525	-5.262	-1,9
Wertberichtigungen auf Forderungen	-11.568	-11.361	-207	-1,8
Finanzanlagen	47.607	53.000	-5.393	-10,2
Sachanlagen	2.893	3.001	-108	-3,6
Immaterielle Vermögens-werte	2.658	2.721	-63	-2,3
Sonstige Aktiva	9.162	9.557	-395	-4,1
SUMME DER AKTIVA	**460.463**	**479.455**	**-18.992**	**-4,0**

PASSIVA in Mio €	**30.9.2004**	**31.12.2003**	**Veränderung** in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	97.173	112.964	-15.791	-14,0
Verbindlichkeiten gegenüber Kunden	144.693	140.312	+4.381	+3,1
Verbriefte Verbindlichkeiten	117.775	122.728	-4.953	-4,0
Handelspassiva	51.052	55.233	-4.181	-7,6
Rückstellungen	6.827	6.847	-20	-0,3
Sonstige Passiva	8.816	9.400	-584	-6,2
Nachrangkapital	18.388	19.183	-795	-4,1
Anteile in Fremdbesitz	2.508	2.476	+32	+1,3
Eigenkapital	13.231	10.312	+2.919	+28,3
Gezeichnetes Kapital	2.252	1.609	+643	+40,0
Kapitalrücklage	11.612	9.295	+2.317	+24,9
Gewinnrücklagen	--	--	--	--
Rücklagen aus Währungs- und sonstigen Veränderungen	49	-40	+89	
Bewertungsänderungen von Finanzinstrumenten	-896	-552	-344	-62,3
AfS-Rücklage	-168	326	-494	
Hedge-Rücklage	-728	-878	+150	+17,1
Konzerngewinn 2003	--	--	--	--
Gewinn/Verlust 1.1.- 30.9.	214	--	+214	+100,0
SUMME DER PASSIVA	**460.463**	**479.455**	**-18.992**	**-4,0**

ERFOLGSENTWICKLUNG NACH GESCHÄFTSFELDERN
vom 1. Januar bis 30. September 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.-30.9.2004	2.043	1.579	668	-11	-98	4.181
1.1.-30.9.2003	2.259	1.421	1.012	-10	-275	4.407
Kreditrisikovorsorge						
1.1.-30.9.2004	916	319	49	80	-1	1.363
1.1.-30.9.2003	1.032	352	313	45	7	1.749
Provisionsüberschuss						
1.1.-30.9.2004	884	911	282	--	7	2.084
1.1.-30.9.2003	929	820	319	-1	--	2.067
Handelsergebnis						
1.1.-30.9.2004	1	43	495	--	16	555
1.1.-30.9.2003	3	82	584	--	40	709
Verwaltungsaufwand						
1.1.-30.9.2004	2.057	1.678	913	6	22	4.676
1.1.-30.9.2003	2.232	1.682	902	21	-1	4.836
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.-30.9.2004	112	-2	23	-2	-14	117
1.1.-30.9.2003	320	5	4	-4	46	371

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Betriebsergebnis						
1.1.-30.9.2004	67	534	506	-99	-110	898
1.1.-30.9.2003	247	294	704	-81	-195	969
Finanzanlageergebnis						
1.1.-30.9. 2004	-11	-24	-27	--	185	123
1.1.-30.9.2003	-4	30	-6	--	-78	-58
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.-30.9. 2004	16	63	30	--	7	116
1.1.-30.9.2003	14	97	46	--	3	160
Saldo übrige Erträge/ Aufwendungen						
1.1.-30.9. 2004	-6	-2	-1	-156	-97	-262
1.1.-30.9.2003	-8	-1	-3	-56	-353	-421
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.-30.9.2004	34	445	448	-255	-29	643
1.1.-30.9.2003	221	226	649	-137	-629	330

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
darunter: Bank Austria Creditanstalt-Gruppe						
1.1.-30.9. 2004		445	77		-23	499
1.1.-30.9.2003		226	51		14	291

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien [1]	Sonstige/ Konsolidierung	HVB Group
Cost-Income-Ratio (auf der Basis der operativen Erträge)						
1.1.-30.9. 2004	67,7	66,3	62,2	--	--	67,4
1.1.-30.9.2003	63,6	72,3	47,0	--	--	64,0
1.1.-31.12.2003	62,6	71,6	44,5	--	--	63,0
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwillabschreibungen) [2]						
1.1.-30.9. 2004	1,0	15,7	17,1	--	--	6,5
1.1.-31.12.2003	4,2	16,5	24,3	--	--	-6,9
Eigenkapitalrentabilität vor Steuern [2]						
1.1-30.9.2004	0,7	13,7	16,0	--	--	5,5
1.1.-31.12. 2003	3,9	-7,3	15,2	--	--	-14,6

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien 1)	Sonstige/ Konsolidierung	HVB Group
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen) 3)						
1.1.- 30.9. 2004	0,7	8,8	13,1	--	--	3,4
1.1.- 31.12.2003	3,6	8,2	22,8	--	--	-11,2
Eigenkapitalrentabilität nach Steuern 3)						
1.1.- 30.9. 2004	0,3	6,5	11,8	--	--	2,2
1.1.- 31.12.2003	3,3	-17,9	12,8	--	--	-19,7

1) Kennzahlenwerte für das Segment "Workout Immobilien" ökonomisch nicht aussagekräftig

2) Ergebnis vor Steuern bzw. Ergebnis vor Steuern bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlich bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inkl. Fremdanteile

3) Jahresüberschuss/-fehlbetrag bzw. Jahresüberschuss/-fehlbetrag bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

82-3777

INTERIM

30

HVB Group

CONTENTS

FINANCIAL HIGHLIGHTS

Key indicators (in %)	1/1–9/30/2004	2003
Return on equity after taxes (excl. amortization of goodwill)	3.4	–11.2
Return on equity after taxes	2.2	–19.7
Return on equity before taxes (excl. amortization of goodwill)	6.5	– 6.9
Return on equity before taxes	5.5	–14.6
Cost-income ratio (based on operating revenues)	67.4	63.0
Ratio of net commission income to operating revenues	30.0	27.6

Operating performance	1/1–9/30/2004	1/1–9/30/2003
Operating profit (€ millions)	898	969
Net income (loss) (€ millions)	214	(30)
Earnings per share (excl. amortization of goodwill, €)	0.49	0.24
Earnings per share (€)	0.32	– 0.06

Balance sheet figures (€ billions)	9/30/2004	12/31/2003
Total assets	460.5	479.5
Total volume of lending	329.1	338.3
Shareholders' equity	13.2	10.3

Key capital ratios compliant with BIS rules	9/30/2004	12/31/2003
Core capital (€ billions)	17.5	14.4
Equity funds (€ billions)	29.7	25.6
Risk assets (€ billions)	241.3	241.8
Core capital ratio (in %)	7.2	5.9
Equity funds ratio (in %)	11.3	9.7

Share information	1/1–9/30/2004	2003
Share price: Reporting date (€)	15.46	17.62[1]
High (€)	21.13	19.26[1]
Low (€)	12.86	5.47[1]
Market capitalization reporting date (€ billions)	11.6	9.8[2]

	9/30/2004	12/31/2003
Employees	57,973	60,214
Branch offices	2,055	2,062

[1] HVB share price adjusted for subscription discount

[2] Before capital increase

General economic trends in the third quarter of 2004

The global upswing has continued through the third quarter. Economic growth is projected to have accelerated since the prior quarter primarily in the USA. However, the fast rate of economic expansion in the rest of the world has failed to make any progress in the countries using the euro of late. In this respect, divergent developments can be observed between countries like France and Spain on the one hand, which are experiencing relatively strong domestic demand, and Germany and Italy on the other hand, where private consumption is still showing no sign of recovery. All in all, growth in the euro area will once again have failed to keep pace with the USA during the last quarter, with growth in Germany similarly lagging the euro-zone average.

Positive signals are in the meantime also emanating from economic policy, although this is not the case for European financial policy, which, unlike in the areas of social and labor-market policies, frequently suffers from a lack of resolve to consolidate. Despite all protestations to the contrary, neither Germany nor France are therefore expected to succeed in depressing their national budgetary deficits below the threshold of 3% of GDP in 2005. At the same time, the attempts made to enact reforms over the last few months seem to be delivering initial results. The first signs of greater flexibility are becoming apparent on the German labor market in particular. This at least gives justifiable grounds for hoping that employment will pick up quickly in the wake of even meager economic growth in the future.

Specific trends affecting the financial services sector

The underlying conditions for the German banking industry failed to register a sustained improvement during the last quarter. One reason for this was that, again this year, the third quarter was characterized by restrained activity on the capital market. Market volatility even reached its lowest levels since 1997 during August and September. Neither was the banking industry able to benefit particularly from the sluggish improvement in the economic environment over the last three months.

As a result of the persistently weak domestic demand on the part of both companies and private households, the demand for credit remained stuck at a low level. The yield curve flattened out. This development was largely offset by the increasingly stringent risk-adjusted pricing applied across the industry. A similar picture became apparent in commission-based operations as well. Here, too, banks have been affected by the generally quiet demand for financial services. The bond markets have performed well, whereas the equity markets have tended to mark time. Nevertheless, market dealings involving capital market products proved moderate. This is also reflected in the proprietary trading operations of many institutions.

In the wake of the thorough restructuring programs that a number of German banks have implemented over the last few years, there are signs of a stabilization in general administrative expenses. Positive signals are evident in loan-loss provisions. The voluminous revaluation measures undertaken across the entire banking industry last year coupled with the first signs of a respite in terms of bankruptcies are having the hoped-for effect.

"Growing with Europe" good progress in core operating business...

In our "Growing with Europe" strategy program, we are concentrating specifically on boosting our operating profitability besides applying active capital and risk management, and continually sharpening our business profile. Against this backdrop, we are putting the emphasis this year on enhancing our profitability. We have promoted our new business initiatives and made further progress in acquiring customers and intensifying product usage. In all of our core European regions – Germany, Austria, and Central and Eastern Europe – we succeeded in expanding our market position among private and corporate customers with innovative products.

During the third quarter, we again exercised deliberate restraint in our lending operations, reflecting our consistent focus on structurally optimizing margins. In the fee and commission business, we are increasingly positioning ourselves on the marketplace by expanding our advisory and structuring competence to generate greater value for our customers. In terms of proprietary trading, we are looking to achieve a more consistent earnings curve. Consequently, we aim to exploit our broad base of corporate customers more fully for sales of capital market products.

In the Germany business segment, we have laid the foundation for optimizing our business models for the different customer groups. The MOVE program is geared to permanently strengthening the sales culture in our bank.

...and further expansion of our market position in Central and Eastern Europe

Bank Austria Creditanstalt is the institution that makes HVB Group the leading network bank in Central and Eastern Europe. Our presence encompasses a total of 16 countries, where we serve more than four million customers. In the summer of this year, we announced a campaign targeting retail customers in the region. We intend to open two hundred new branches and rapidly increase the number of customers on our books. We are continuing to rely primarily on organic growth in Central and Eastern Europe, although we are also looking into specific value-generating acquisition opportunities at the same time.

Increasing HVB AG's holding in International Moscow Bank (IMB) to a majority stake of just under 53% helps to boost our position in Russia. At the same time, we are reinforcing our presence in Central and Eastern Europe. The highly profitable IMB is one of the leading banks in Russia for operations involving retail customers, corporate customers, and the capital market. Through IMB we hope to participate in the country's expected economic boom and exploit the potential inherent in the Russian banking market for ourselves and our customers.

Performance and key ratios

The Group's performance during the third quarter of this year was largely within the range of our expectations.

Compared with the first nine months of last year, we have nearly reached the same operating profit on the back of lower revenues caused by the effects of deconsolidation, and improved net income before taxes from €330 million to €643 million (see page 4 for a discussion of the adjustments).

In the Outlook section of the Financial Review (starting on page 15 of the Financial Section of the 2003 Annual Report), we specified a target corridor for 2004 as a whole. The expected values for the first three quarters (January 1 to September 30, 2004 e) differ slightly from the pro rata annual values because the effects of the capital increase, which was completed at the beginning of April, were only factored in as of the second quarter of 2004.

HVB Group € millions	**2004 e**	**1/1–9/30/ 2004 e**	**1/1–9/30/ 2004**
Total operating revenues	9,600–10,000	7,190–7,490	6,937
Administrative expenses	6,100–6,300	4,575–4,725	4,676
Loan-loss provisions	1,900–2,100	1,425–1,575	1,363
Operating profit	1,400–1,700	1,040–1,265	898
Cost-income ratio	63–65%	63–65%	67.4%

In the first nine months of the year, general administrative expenses were within the projected range. Although we were able to reduce loan-loss provisions to a level below the target corridor, operating revenues remained 3.5% short of the range.

The operating profit of €898 million means that we are around 14% beneath the target corridor, particularly due to weaker trading profits.

To facilitate comparison of the current figures with those of the prior year in the income statement for January 1 to September 30, 2004, the discussion below on the development of income presents – alongside income statement figures for the first nine months – an additional comparison with the prior year figures adjusted by the gain on the disposal of norisbank, the current income and expenses of norisbank, Bank von Ernst, Bankhaus BethmannMaffei and the Contractual Trust Arrangement (CTA), defined non-scheduled items resulting from revaluation measures for available-for-sale securities as well as the expenses from the prior year figures adjusted for the risk shield (referred to below as "deconsolidation effects"; see page 15).

Operating revenues

Total operating revenues, at €6,937 million, were 8.2% below the prior year figure, primarily as a result of the deconsolidation effects mentioned. However, adjusting the prior year figure for these deconsolidation effects, the Bank achieved the prior year level in the third quarter despite its weak trading profit.

Net interest income has fallen back significantly, by €226 million, a 5.1% drop compared with last year. We succeeded in stabilizing net interest income to the prior year level at the end of September, adjusted for the deconsolidation effects amounting to €232 million. Lower volumes resulting from the elimination of risk assets under our Transformation Program were offset by improved margins.

Compared with September 30, 2003, the interest margin based on average risk assets rose sharply from 2.38% to 2.57% and has also increased by a further four basis points since June 30, 2004. The notes include a detailed breakdown of interest income and interest expenses.

Net commission income, at €2,084 million, shows a 0.8% improvement on the prior year level (6.0% when deconsolidation effects are taken into account). The ratio of net commission income to total operating revenues increased to 30.0% (2003: 28.0%).

The trading profit of €555 million in the first nine months of 2004 was unable to reach the high level achieved in the prior year. In the third quarter, we earned less than in the previous quarters, largely as a result of the difficult market conditions in August and September due to the low volatility on the capital markets.

General administrative expenses

The reported general administrative expenses of HVB Group are 3.3% lower than the prior year figure, at €4,676 million. When adjusted for deconsolidation effects, however, they are slightly higher (1.6%).

We calculate the cost-income ratio as the percentage of the total operating revenues made up by general administrative expenses: at the end of September it was 67.4% (September 30, 2003: 64.0%, excluding deconsolidation effects: 66.4%).

Loan-loss provisions

For the new HVB Group, we expect to record provisions for losses on loans and advances totaling €1,818 million in 2004, or, on a pro rata basis, €1,363 million for the first nine months. This represents a decline of €386 million, or 22.1%, compared with the figure reported for the first nine months of the prior year.

Operating profit and net income before taxes

The operating profit decreased in the first nine months by €71 million to €898 million, compared with the same period last year. Excluding deconsolidation effects, we were able to boost the operating profit by €273 million or 43.7%, which continued the sustained profitability gains from fiscal 2003. The operating profit in 2004 includes the gain of around €56 million on the disposal of Bankhaus BethmannMaffei in the first quarter.

At €123 million, net income from investments is €181 million above the figure for the first nine months of the prior year, largely due to the sale of our investments in Brau und Brunnen and E.ON.

We will carry out scheduled amortization of goodwill in our IFRS financial statements for the last time in fiscal 2004. The related charges totaled €116 million at the end of September this year, a €44 million decline (27.5%) as compared with the prior year resulting from the non-scheduled amortization of goodwill at the end of 2003, particularly for Bank Austria Creditanstalt AG (BA-CA).

The item "Other income and expenses" includes the risk shield provided to the Hypo Real Estate Group, which can amount to a maximum of €130 million for this year. The extent to which this shield will be needed will depend on the course of business of the Hypo Real Estate Group. We have recognized this cover in our income statement at September 30, 2004 at €98 million on a pro rata basis. In addition, this item includes the increased losses assumed for companies allocated to the Real Estate Workout business segment.

Net income before taxes totaled €643 million, €313 million higher than the prior year figure, or €270 million above the prior year figure adjusted for deconsolidation effects.

Taxes on income

Under taxes on income we show the actual taxes as well as deferred tax assets and liabilities for temporary differences between the values stated in accordance with IFRS and the values stated for tax reporting purposes. The actual taxes mainly reflect profits earned by our foreign branches and subsidiaries, since tax regulations do not permit these profits to be offset against domestic losses.

Minority interest in net income

After the IPO of BA-CA in July 2003, minority interests hold 22.5% of the shares in BA-CA, and are therefore entitled to a corresponding portion of the net income reported by the BA-CA Group. This is the main factor behind the posted increase in minority interests to €192 million. In the first nine months of 2003, the part of minority interests in income after taxes was €129 million.

Trends in individual business segments

The contributions of the individual business segments to the operating profit of €898 million were as follows:

Germany	€ 67 million
Austria and CEE	€534 million
Corporates & Markets	€506 million
Real Estate Workout	losses of € 99 million

Germany business segment

The Germany business segment achieved an operating profit of €67 million. The prior year figure (€247 million) benefited from the gain on the disposal of norisbank. Moreover, the net income of the deconsolidated companies norisbank, Bank von Ernst and BethmannMaffei as well as the effects of the CTA are no longer included in the 2004 figures. The following table presents a comparison of the first nine months of 2004 with the non-adjusted figures for the same period last year.

Germany business segment

Income statement by business unit

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
Sept. 30, 2004	1,453	1,235	351	1	3,040
Sept. 30, 2003	1,938	1,208	365	—	3,511
Loan-loss provisions					
Sept. 30, 2004	165	433	318		916
Sept. 30, 2003	199	542	291	—	1,032
General administrative expenses					
Sept. 30, 2004	1,278	611	167	1	2,057
Sept. 30, 2003	1,433	609	190	—	2,232
Operating profit (loss)					
Sept. 30, 2004	10	191	(134)	—	67
Sept. 30, 2003	306	57	(116)	—	247
Cost-income ratio					
Sept. 30, 2004	88.0%	49.5%	47.6%		67.7%
Sept. 30, 2003	73.9%	50.4%	52.1%		63.6%

To facilitate comparison with the prior year, we have adjusted the prior year values for the Germany business segment and the Private Customers business unit in the discussion below to reflect the deconsolidation effects (including the gain on the disposal of norisbank).

In adjusted terms, the Germany business segment achieved a solid €164 million increase in operating profit as compared with the prior year figure, partly because of the gain of around €56 million realized on the disposal of BethmannMaffei. Adjusted operating revenues increased by about 5%. General administrative expenses increased slightly, by 2%, without taking deconsolidation effects into account. The cost-income ratio improved to 67.7%, as against the adjusted prior-year figure (69.2%). In addition to higher productivity, the main factor contributing to the pleasing trend in operating profit was the around 8% decrease in loan-loss provisions.

In the Private Customers business unit (including asset management and private banking activities), we achieved an operating profit of €10 million by September 30, 2004, after an adjusted prior-year operating loss of €38 million, due to the gain on the disposal of BethmannMaffei in the first quarter of 2004. The adjusted operating revenues increased by 8% to €1,453 million. Net commission income improved against the adjusted prior-year level through the sale of attractive investment products such as the HVB-7/3-bond, the HVB-optimum-bond, HVB-bonus-certificate of DaimlerChrysler and Siemens as well as the HVB ZinsExpress (EuroStoxx 50). Despite the slight increase in general administrative expenses, the cost-income ratio improved to 88.0% (adjusted 2003 figure: 91.0%).

In the Corporate Customers and Professionals business unit, we were able to more than treble our operating profit by €134 million to €191 million. Operating revenues increased by 2%, mainly due to the 7% rise in net commission income. The main factors contributing to this improvement were increased sales in the derivatives business with customers and more intensive financial consulting for mid-sized corporate customers. Net interest income remained stable. With general administrative expenses nearly unchanged, the cost-income ratio improved to 49.5%.

The Real Estate business unit is still suffering from the poor performance of the real estate market, which continues to stagnate or, in some areas, is declining further. This is reflected in a 9% increase in loan-loss provisions as compared with the prior year. As a result of our strategic decrease in volume, the lower net interest income has reduced operating revenues. The declining general administrative expenses were only able to partially offset the drop in earnings, so the operating loss of €116 million in the prior year increased to €134 million.

Austria and CEE business segment

The Austria and CEE business segment was able to increase the operating profit sharply, by 82% to €534 million, compared with the first nine months of the prior year. The cost-income ratio improved by 6 percentage points to 66.3% with stable general administrative expenses, due to a 9% rise in operating revenues. Another contributory factor in the satisfactory increase in operating profit was the 9% drop in loan-loss provisions.

In the Private Customers Austria business unit of the Austria and CEE business segment, operating revenues rose by 2%, largely due to the increase in net commission income. The loan-loss provisions were able to be clearly reduced compared with the prior year. While an increased risk provisioning requirement was necessary in the third quarter of 2003 as a result of the difficult economic situation for companies in this segment (corporate customers), the loan-loss provisions stabilized at a clearly lower level this year. With slightly declining administrative expenses, the operating result almost doubled.

In the Corporate Customers business unit in Austria we succeeded in increasing the operating profit by 24%. The main factor contributing to this improvement was a 4% rise in operating revenues. With general administrative expenses remaining stable, the cost-income ratio improved by 2.4 percentage points.

The Central and Eastern Europe (CEE) business unit performed very well as the operating profit more than doubled to €274 million. At the same time, the cost-income ratio improved strongly, by about 13 percentage points to 60.3%, mainly as a result of the 23% rise in operating revenues accompanied by nearly stable general administrative expenses. Within operating revenues, the decrease in trading profit was more than offset by a clear 33% increase in net interest income and a 21% rise in net commission income. Loan-loss provisions decreased by 11%.

Including the net income from Corporates & Markets and income from the Other/Consolidation segment, together with the Group-specific items such as amortization and funding expense of goodwill, the Bank Austria Creditanstalt Group made an overall contribution of €499 million to the net income before taxes reported by HVB Group. The segment reporting structure employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the Group's point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Group of €632 million is published separately by Bank Austria Creditanstalt.

Austria and CEE business segment

Income statement by business unit

€ millions	Private Customers Austria	Corporates Customers Austria	Central and Eastern Europe	Consolidation	Total
Operating revenues					
Sept. 30, 2004	934	744	853	—	2,531
Sept. 30, 2003	920	713	695	—	2,328
Loan-loss provisions					
Sept. 30, 2004	71	183	65	—	319
Sept. 30, 2003	97	182	73	—	352
General administrative expenses					
Sept. 30, 2004	757	407	514	—	1,678
Sept. 30, 2003	766	407	509	—	1,682
Operating profit					
Sept. 30, 2004	106	154	274	—	534
Sept. 30, 2003	57	124	113	—	294
Cost-income ratio					
Sept. 30, 2004	81.0%	54.7%	60.3%		66.3%
Sept. 30, 2003	83.3%	57.1%	73.2%		72.3%

Corporates & Markets business segment

After the first nine months of 2004, the earnings performance in the Corporates & Markets segment is depressed by declining operating revenues. The fall in trading profit as a result of the weak development in the third quarter of 2004 is responsible for this alongside the reduction in net interest income. Operating profit declined by 28% despite the clear decrease in loan-loss provisions and nearly stable general administrative expenses.

The operating revenues of the Markets business unit fell by 31% as a result of declining net interest income and the weak trading profit in the third quarter of 2004. With general administrative expenses stable, the operating profit decreased to €262 million.

In the Corporates business unit operating revenues decreased by 10% due to the decline in net interest income. Net interest income was weighed down by the loss of revenues reported in the prior year as a result of the disposal of the US real estate portfolio, and also by the reduction in volume under the 2003 Transformation Program.

In addition, higher general administrative expenses, especially caused by investments in promising product fields such as the Active Creditor Portfolio Management, resulted in a higher cost-income ratio. Due to the sharp decrease in loan-loss provisions, the operating profit increased fourfold to €244 million.

Corporates & Markets business segment

Income statement by business unit

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
Sept. 30, 2004	842	632	(6)	1,468
Sept. 30, 2003	1,224	702	(7)	1,919
Loan-loss provisions				
Sept. 30, 2004	—	49	—	49
Sept. 30, 2003	—	313	—	313
General administrative expenses				
Sept. 30, 2004	580	339	(6)	913
Sept. 30, 2003	581	328	(7)	902
Operating profit				
Sept. 30, 2004	262	244	—	506
Sept. 30, 2003	643	61	—	704
Cost-income ratio				
Sept. 30, 2004	68.9%	53.6%		62.2%
Sept. 30, 2003	47.5%	46.7%		47.0%

FINANCIAL SITUATION

Total assets and volume of lending

The total assets of HVB Group amounted to €460.5 billion at September 30, 2004, which represents a decrease of €19.0 billion or 4.0%, as compared with the year-end total of 2003. This is essentially the result of a decrease in financial investments of €5.4 billion as well as loans and advances to customers and assets held for trading purposes of €5.3 billion each.

The lending volume decreased by €9.2 billion to €329.1 billion, owing to a decline in loans and advances to customers, placements with, and loans and advances to, other banks, and contingent liabilities.

On the liabilities side, amounts owed to other depositors increased by €4.4 billion. Contrary to this trend, deposits from other banks decreased by €15.8 billion, promissory notes and other liabilities evidenced by paper by €5.0 billion, and liabilities held for trading purposes by €4.2 billion.

The 214.4 million new shares issued as part of the capital increase completed at the beginning of April increased the subscribed capital by 40%, or €643 million, to €2,252 million. The €2,317 million increase in the capital reserves to €11,612 million is also almost exclusively the result of the capital increase. This resulted in a 28.3% increase in shareholders' equity to €13.2 billion.

Risk assets and key capital ratios

We sharply reduced our risk assets during 2003. We are planning, on the basis of a considerably strengthened capital base, for moderate growth in risk assets to a level of €250 million in 2004.

As per BIS rules, the risk assets at September 30, 2004 amounted to €241.3 billion, a decrease of €0.5 billion as compared with year-end 2003.

The trend has been somewhat subdued to date due to a moderate demand for credit and consistent risk-adjusted pricing.

The core capital of HVB Group rose approximately 22% to €17.5 billion as a result of the capital increase. Compared with the values reported at year-end 2003, we have improved our core capital ratio from 5.9% to 7.2%, and our equity funds ratio from 9.7% to 11.3%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.3 at September 30, 2004 (at year-end 2003: 1.2).

OTHER INFORMATION

IFRS basis

The present report has been prepared in accordance with IAS 34. We have applied the same accounting and valuation principles as in the consolidated financial statements for 2003 (explained in detail starting on page 52 in the Financial Section of the 2003 Annual Report).

However, the key control parameters used for segment reporting purposes (core capital allocated to business segments, interest rates applied to calculate return on investment) were modified at the start of the year. Furthermore, we made adjustments to the market interest rate method affecting the segmented net interest income in the third quarter of 2004.

In the reporting on the business unit results, structuring shifts were made within the Germany and Corporates & Markets business segments during the second quarter of 2004. In the Germany business segment, the "Investors under €5 million" customer group is now allocated to the Corporate Customers and Professionals business unit instead of Commercial Real Estate Finance; the "Real estate finance arranged via Internet" customer group is now shown in the Private Customers business unit instead of Commercial Real Estate Finance. In the Corporates & Markets business segment, the "Financial Institutions" customer group has been reassigned from the Corporates business unit to Markets since the second quarter of 2004. Furthermore, we have made adjustments to the market interest rate method affecting the segmented net interest income in the third quarter of 2004.

The comparison figures for the first nine months of 2003 and, where necessary, the first two quarters of 2004 have been adjusted to reflect all the changes mentioned above.

Changes in the group of companies included in consolidation

Bankhaus BethmannMaffei was deconsolidated in the first quarter as the sale of this entity was finalized in January 2004. We sold Bank Gornoslaski Bank Gispordarczy S.A., Kattowitz, and deconsolidated it with effect from May 1, 2004. Central Profit Banka d.d. Sarajevo, Sarajevo, and HVB Jelzálogbank Rt., Budapest, were added to the group of consolidated companies in the first quarter of 2004.

The initial consolidation and deconsolidation of companies did not have a significant impact on the balance sheet or income statement of HVB Group.

Upon fulfillment of the closing conditions, we will probably include Westfalenbank AG in the group of consolidated companies by way of full consolidation with effect from the fourth quarter of 2004. We do not expect this move to have a significant impact on either the balance sheet or income statement of HVB Group.

Events occurring September 30, 2004

At an extraordinary shareholders' meeting of Vereins- und Westbank AG on June 24, 2004, nearly 99% of the shareholders voted in favor of transferring the shares of the minority shareholders in Vereins- und Westbank AG to HypoVereinsbank AG (HVB AG) in exchange for a cash payment of €25 per share (squeeze-out resolution). Numerous minority shareholders of Vereins- und Westbank AG filed writs contesting the resolution. In an agreement reached with the litigants, HVB AG declared its willingness to increase to €26.65 the cash payment made to the minority shareholders of Vereins- und Westbank AG. The squeeze-out resolution was entered in the Commercial Register for Vereins- und Westbank AG on October 29, 2004 after all the writs opposing the resolution had been withdrawn. Thus the around 2.79 million or so shares held by minority shareholders of Vereins- und Westbank AG were transferred to HVB AG by operation of law.

The internal process of integrating Vereins- und Westbank AG into HVB AG will be prepared during the coming weeks and will take retroactive economic effect from July 1, 2004. The technical integration is scheduled for completion by the end of the first quarter of 2005.

At the beginning of October, we concluded an agreement to sell the Schäfflerhof site in Munich with effect from year-end 2004. Thus we are continuing our policy of disposing of real estate not required for our commercial operations.

With a view to expanding our strong market position in the corporate segment, at the end of October we signed a Memorandum of Understanding with ING BHF-Bank calling for us to assume a portfolio of loans in the overall amount of €2 billion to mid-sized German corporate customers. This portfolio gives us access to around 1,400 new corporate customers providing plenty of potential business for HVB core products.

OUTLOOK

General economic trends

Global growth will probably lose some of its momentum over the next few quarters. The expansion-driving United States in particular is projected to lead the way in this respect: without any further fiscal stimulus and with a gradually less expansive monetary policy, growth will slow to annualized rates of 3% on that side of the Atlantic. Added to this is the burden of rising oil prices. We expect the U.S. economy to grow by 3.25% in 2005 after 4.5% in this year.

In the euro area, we expect growth in 2005 to prove somewhat weaker than in 2004. The decline in demand for exports coupled with the further strengthening of the euro and this year's rise in oil prices is likely to dampen progress. The economy might also be depressed by the latest wave of redundancy announcements, which will only serve to raise further uncertainty in the minds of consumers and threaten to once again dull private consumption. At the same time, neither fiscal policy nor monetary policy should act as a brake on growth in 2005, since no significant restrictive measures are expected.

The bond markets will probably be dominated by interest rate hikes in 2005. Yields on 10-year U.S. Treasuries will rise to around 5%, as the Federal Reserve pushes up money market rates to 3% and the current bubble on the global bond markets bursts during the course of the year. Yields on German Treasury bonds will be affected by this, although to a lesser extent as the ECB is normalizing its key lending rates more cautiously. The euro can be expected to harden to 1.30, or even higher, against the dollar on account of the ongoing current account difficulties in the United States.

Industry trends

We do not expect the economy as a whole to provide any major fillips before the end of the year. Hence we assume that the earnings situation for the financial services industry as a whole will stabilize at a constantly restrained level in the fourth quarter.

Earnings performance of HVB Group

With two exceptions, the risks associated with the future development of HVB Group, as they are described in the 2003 Risk Report (Annual Report, Financial Section, Risk Report, pp. 18–43), have not changed since year-end 2003. Following the sale of all the Group's shares in Allianz and the reductions of the Group's holding Munich Re, there has been a substantial decrease in risk capital allocated to shareholdings and investments. At the same time, there has been an increase in loan-default risk capital that can be attributed primarily to the regular update of the parameters in the loan-default risk model under Basel II.

We only achieved our ambitious targets in places by September 30, 2004. Looking ahead to the year as a whole, we do not now expect to fully achieve the target ranges for operating revenues, operating profit, and the cost-income ratio due to the weaker than expected development of net commission income and of trading profit in particular. At year-end, we will comfortably have exceeded the operating profit reported for 2003 (€896 million adjusted for the effects of deconsolidation), which we have reached in 2004 after just nine months. Thus we are on the right track, even if we are not making quite as fast progress as we had intended.

The HVB share price continued to underperform the DAX as a whole over the first few weeks of the third quarter. The share jumped sharply when our results for the first half of the year were released at the beginning of August. The upward trend persisted through to the end of the quarter. The share price hit its highest level in the third quarter, €15.54, on September 17. HVB's market capitalization totaled approximately €11.6 billion at September 30 compared with approximately €11.0 billion at June 30.

During the period from June to September, then, the HVB share performed 10% better than the market as a whole. Our share also proved somewhat more dynamic than other financial stocks. With equity markets falling slightly overall, our share outperformed the Prime Banks Index by some 11% in the third quarter.

Following the publication of our results at June 30, we took a roadshow to the United States, Britain, France, and Scandinavia to discuss our strong performance in the second quarter and the bank's prospects for the future with institutional investors. We presented the strategy and financial development of HVB Group to international investors at large investor conferences in Munich and London. At the same time, we have conducted numerous group and one-on-one discussions with analysts and investors at home and abroad.

One of the main objectives of our investor relations work is to expand our shareholder base in Germany and elsewhere. The successful placement of our capital increase, which was completed in the second quarter, was a major milestone in this respect. Over the last few months, we have been able to reinforce the position of the HVB share specifically among investors in the United States but also in the UK. We have added a further priority by expanding our communications with investors of outside capital. Our private shareholders can find out more by calling us on our shareholder hotline and by viewing the comprehensive set of information provided on our website.

The HVB share relative to DAX and Prime Banks



HVB share in € from June 30 to September 29, 2004
16
15
14
13
HVB share
DAX indexed to HVB
Prime Banks indexed to HVB
6/30
7/7
7/14
7/21
7/28
8/4
8/11
8/18
8/25
9/1
9/8
9/15
9/22
9/29

RESULTS

INCOME STATEMENT
FROM JANUARY 1 TO SEPTEMBER 30, 2004

Income/expenses	Notes	1/1–9/30/2004	1/1–9/30/2003	Change	Change
		€ millions	€ millions	€ millions	in %
Interest and similar income		12,841	14,993	– 2,152	– 14.4
Interest expense and similar charges		8,660	10,586	– 1,926	– 18.2
Net interest income	2	4,181	4,407	– 226	– 5.1
Provisions for losses on loans and advances	3	1,363	1,749	– 386	– 22.1
Net interest income after provisions					
for losses on loans and advances		2,818	2,658	+ 160	+ 6.0
Fee and commission income		2,564	2,509	+ 55	+ 2.2
Fee and commission expenses		480	442	+ 38	+ 8.6
Net commission income	4	2,084	2,067	+ 17	+ 0.8
Gains less losses arising					
from trading securities (trading profit)	5	555	709	– 154	– 21.7
General administrative expenses	6	4,676	4,836	– 160	– 3.3
Balance of other operating income and expenses	7	117	371	– 254	– 68.5
Operating profit (loss)		**898**	**969**	**– 71**	**– 7.3**
Net income from investments		123	(58)	+ 181	
Amortization of goodwill		116	160	– 44	– 27.5
Balance of other income and expenses	8	(262)	(421)	+ 159	+ 37.8
Profit (loss) from ordinary activities/					
net income (loss) before taxes		**643**	**330**	**+ 313**	**+ 94.8**
Taxes on income		237	231	+ 6	+ 2.6
Net income (loss) after taxes		**406**	**99**	**+ 307**	**>+ 100.0**
Minority interest in net income (loss)		(192)	(129)	– 63	– 48.8
Consolidated profit (loss)		**214**	**(30)**	**+ 244**	

EARNINGS PER SHARE

	Notes	1/1–9/30/2004	1/1–9/30/2003
		€	€
Earnings per share (excl. amortization of goodwill)	9	0.49	0.24
Earnings per share	9	0.32	– 0.06

Since no conversion rights or option rights on conditional capital existed at September 30, 2004, there is no calculation of diluted earnings per share.